SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment #3)

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK $.01 PAR VALUE
                         (Title of class of securities)

                                   983759-10-1
                                 (CUSIP Number)

                             Lewis Fickett III, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                (212) 756 - 0202
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                January 28, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 983759-10-1

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia XM Radio Partners, LLC

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3. SEC Use Only

4. Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Virginia

Number of                     7.                    Sole Voting Power
Shares
Beneficially                                           2,370,757*

Owned By                      8.                 Shared Voting Power
Each
Reporting                                             3,718,688**

Person With                   9.                 Sole Dispositive Power

                                                      2,370,757*

                              10.                Shared Dispositive Power

                                                      3,718,688**

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital, L.L.C.

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3. SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Delaware

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                             -0-

Owned By                      8.                 Shared Voting Power
Each
Reporting                                             6,089,445***

Person With                   9.                 Sole Dispositive Power

                                                         -0-

                              10.                Shared Dispositive Power

                                                       6,089,445***

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners II (Cayman), L.P.

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Cayman Islands

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                               -0-

Owned By                      8.                 Shared Voting Power
Each
Reporting                                             6,089,445***

Person With                   9.                 Sole Dispositive Power

                                                           -0-

                              10.                Shared Dispositive Power

                                                      6,089,445***

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***


12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners II, L.P.

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Virginia

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                           -0-

Owned By                      8.                 Shared Voting Power
Each
Reporting                                           6,089,445***

Person With                   9.                 Sole Dispositive Power

                                                        -0-

                              10.                Shared Dispositive Power

                                                    6,089,445***

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners, L.L.C.

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Delaware

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                            -0-

Owned By                      8.                 Shared Voting Power
Each
Reporting                                             6,089,445***

Person With                   9.                 Sole Dispositive Power

                                                         -0-

                              10.                Shared Dispositive Power

                                                      6,089,445***

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Investors, L.L.C.

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Delaware

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                            -0-

Owned By                      8.                 Shared Voting Power
Each
Reporting                                             6,089,445***

Person With                   9.                 Sole Dispositive Power

                                                         -0-

                              10.                Shared Dispositive Power

                                                      6,089,445***

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

James B. Fleming, Jr.

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

U.S.

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                           -0-

Owned By                      8.                 Shared Voting Power
Each
Reporting                                             6,089,445***

Person With                   9.                 Sole Dispositive Power

                                                        -0-

                              10.                Shared Dispositive Power

                                                      6,089,445***

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Harry Hopper

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

U.S.

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                          5,200

Owned By                      8.                 Shared Voting Power
Each
Reporting                                             6,089,445***

Person With                   9.                 Sole Dispositive Power

                                                      5,200

                              10.                Shared Dispositive Power

                                                      6,089,445***

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,094,645***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.37%****

14.      Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Philip R. Herget

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3. SEC Use Only

4. Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

U.S.

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                           -0-

Owned By                      8.                 Shared Voting Power
Each
Reporting                                             6,089,445***

Person With                   9.                 Sole Dispositive Power

                                                        -0-

                              10.                Shared Dispositive Power

                                                      6,089,445***

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

IN

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia XM Satellite Partners III, LLC

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Virginia

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                        1,259,764*****

Owned By                      8.                 Shared Voting Power
Each
Reporting                                           4,829,681******

Person With                   9.                 Sole Dispositive Power

                                                    1,259,764*****

                              10.                Shared Dispositive Power

                                                    4,829,681******

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

CO

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners III (QP), L.P.

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Delaware

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                        1,471,813*******

Owned By                      8.                 Shared Voting Power
Each
Reporting                                           4,617,632********

Person With                   9.                 Sole Dispositive Power

                                                    1,471,813*******

                              10.                Shared Dispositive Power

                                                    4,617,632********

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

PN

CUSIP No. 983759-10-1

1.       Name of Reporting Person / I.R.S. Identification No. of Above Person

Columbia Capital Equity Partners II (QP), L.P.

2.       Check the Appropriate Box if a Member of a Group (a) _____ (b) _____

3.       SEC Use Only

4.       Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Delaware

Number of                     7.                 Sole Voting Power
Shares
Beneficially                                        987,111*********

Owned By                      8.                 Shared Voting Power
Each
Reporting                                           5,102,334**********

Person With                   9.                 Sole Dispositive Power

                                                    987,111*********

                              10.                 Shared Dispositive Power

                                                    5,102,111**********

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

6,089,445***

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

5.36%****

14.      Type of Reporting Person

PN

                                       Key


Note: Calculations of the conversion of the 8.25% Series C Convertible Redeemable Preferred Stock and the Convertible Notes are as of March 31, 2003.


* This total of shares of Class A Common Stock $.01 par value ("Class A Stock") of XM Satellite Radio Holdings Inc. (the "Issuer") includes the shares of Class A Stock which Columbia XM Radio Partners, LLC ("Columbia") may acquire upon its conversion of the 4,500 shares of 8.25% Series C Convertible Redeemable Preferred Stock ("Preferred Stock") of the Issuer it purchased on August 8, 2000 and shares of Class A Stock it may acquire upon the conversion of 10% Senior Secured Discount Convertible Notes (the "Convertible Notes") purchased on January 28, 2003. At this time, the 4,500 shares of Preferred Stock may be converted into 601,729 shares of Class A Stock and the $3,354,133 of Convertible Notes purchased by Columbia (the "Columbia Notes") may be converted into 1,072,924 shares of Class A Stock.

** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia may acquire beneficial ownership upon the conversion of the 7,143.504 shares of Preferred Stock which Columbia XM Satellite Partners III, LLC ("Columbia III") acquired by a reallocation on August 17, 2000 and the 8,356.496 shares of Preferred Stock which Columbia Capital Equity Partners III
(QP), L.P. ("Columbia QP III") acquired by a reallocation on August 17, 2000 and the shares of Class A Stock of which Columbia may acquire beneficial ownership upon conversion of the $1,107,920 of Convertible Notes purchased by Columbia QP III (the "QP III Notes"), the $952,080 of Convertible Notes purchased by Columbia III (the "Columbia III Notes") and the $3,085,866 of Convertible Notes purchased by Columbia Capital Equity Partners II (QP), L.P. ("Columbia QP") (such notes being the "QP II Notes" which with the Columbia Notes, the Columbia III Notes and the QP III Notes are the "Group Notes") . At this time, the 15,500 shares of Preferred Stock may be converted into 2,072,622 shares of Class A Stock and the Group Notes excluding the Columbia Notes may be converted into 1,646,066 shares of Class A Stock.

*** This total of shares of Class A Stock includes the Class A Stock of which Columbia, Columbia Capital, L.L.C. (the "Manager"), Columbia QP, Columbia Capital Equity Partners II (Cayman), L.P. ("Columbia Cayman"), Columbia Capital Equity Partners II, L.P.("Columbia Equity"), Columbia Capital Equity Partners, L.L.C.("Columbia Equity LLC"), Columbia Capital Investors, L.L.C. ("Columbia Investors"), James R. Fleming, Jr. ("Fleming"), R. Philip Herget, III ("Herget"), Harry F. Hopper III ("Hopper"), Columbia III, and Columbia QP III (collectively, the "Reporting Persons") may acquire beneficial ownership upon the conversion of the 20,000 shares of Preferred Stock purchased by Columbia, Columbia III and Columbia QP III on August 8, 2000 and the shares of Class A Stock of which the Reporting Persons may acquire beneficial ownership upon the conversion of the Group Notes. At this time, the 20,000 shares of Preferred Stock may be converted into 2,674,351 shares of Class A Stock and the Group Notes may be converted into 2,718,990 shares of Class A Stock.

**** This value for the percentage of Class A Stock owned by the Reporting Persons reflects the shares of Class A Stock which may be acquired upon conversion of the 20,000 shares of Preferred Stock purchased by Columbia, Columbia III and Columbia QP III and upon the conversion of the Group Notes and as a portion of the total number of shares of Class A Stock outstanding (the "Aggregate Shares"), which in accordance with rules promulgated under the Securities Exchange Act of 1934, as amended, shall include the shares of Class A Stock which may be acquired upon conversion of the 20,000 shares of Preferred Stock and the conversion of the Group Notes.

***** This total of shares of Class A Stock includes the shares of Class A Stock which Columbia III may acquire upon the conversion of the 7,143.504 shares of Preferred Stock which Columbia III acquired in a reallocation on August 17, 2000 and upon the conversion of the Columbia III Notes. At this time, the 7,143.504 shares of Preferred Stock may be converted into 955,212 shares of Class A Stock and the Columbia III Notes may be converted into 304,552 shares of Class A Stock.

****** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia III may acquire beneficial ownership upon the conversion of the 12,856.496 shares of Preferred Stock which Columbia and Columbia QP III purchased on August 8, 2000 and acquired through a reallocation on August 17, 2000 and the conversion of the Group Notes excluding the Columbia III Notes. At this time, the 12,856.496 shares of Preferred Stock may be converted into 1,719,139 shares of Class A Stock and the Group Notes excluding the Columbia III Notes may be converted into 2,414,438 shares of Class A Stock.

******* This total of shares of Class A Stock includes the shares of Class A Stock which Columbia QP III may acquire upon the conversion of the 8,356.496 shares of Preferred Stock which Columbia QP III acquired through a reallocation on August 17, 2000 and the conversion of the QP III Notes. At this time, the 8,356.496 shares of Preferred Stock may be converted into 1,117,410 shares of Class A Stock and the QP III Notes may be converted into 354,403 shares of Class A Stock.

******** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia QP III may acquire beneficial ownership upon the conversion of the 11,643.504 shares of Preferred Stock which Columbia and Columbia III purchased on August 8, 2000 and acquired through a reallocation on August 17, 2000 and the conversion of the Group Notes excluding the QP III Notes. At this time, the 11,643.504 shares of Preferred Stock may be converted into 1,556,941 shares of Class A Stock and the Group Notes excluding the QP III Notes may be converted into 2,364,587 shares of Class A Stock.

********* This total of shares of Class A Stock includes the shares of Class A Stock which Columbia QP may acquire upon the conversion of the QP Notes. At this time, the QP Notes may be converted into 987,111 shares of Class A Stock.

********** This total of shares of Class A Stock includes the shares of Class A Stock of which Columbia QP may acquire beneficial ownership upon the conversion of the 20,000 shares of Preferred Stock which Columbia, Columbia III and Columbia QP III purchased on August 8, 2000 and acquired through a reallocation on August 17, 2000 and the conversion of the Group Notes excluding the QP Notes. At this time, the 20,000 shares of Preferred Stock may be converted into 2,674,351 shares of Class A Stock and the Group Notes excluding the QP Notes may be converted into 1,731,879 shares of Class A Stock.

           This Amendment No. 3 relates to the Schedule 13D originally filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 18, 2000 and amended on February 12, 2001 and April 9, 2001. The text of Items 2, 3, 4, 5, 6 and 7 and the Exhibit Index are hereby amended to reflect that (i) Columbia QP, Columbia, Columbia QP III and Columbia III (collectively, the "Columbia Entities") have purchased in aggregate $8.5 million in initial value of the Convertible Notes and (ii) the Shareholders' Agreement and the Registration Rights Agreement described in Item 6 of the Schedule 13D were amended and restated upon the consummation of the sale of the Group Notes to the Columbia Entities and certain other investors, each as described herein.

         Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.



Item 2.  Identity and Background.
------   -----------------------

         The sixth paragraph of Item 2 is hereby amended and restated in its entirety as follows:

         This Statement covers the 2,696,104 shares of Class A Stock which Columbia acquired on October 8, 1999, the shares of Class A Stock of which the Reporting Persons may acquire beneficial ownership upon the conversion of the 4,500 shares of Preferred Stock purchased by Columbia, the 8,203.313 purchased by Columbia III and 7,296.687 purchased by Columbia QP III on August 8, 2000, 5,200 shares of Class A Stock purchased by Hopper in February 2001 and the shares of Class A Stock which may be acquired upon the conversion of the Group Notes. Subsequently to the purchase of the Preferred Stock, on August 17, 2000, Columbia III and Columbia QP III engaged in a reallocation of shares of Preferred Stock between them. Following such reallocation, Columbia III owned 7,143.504 shares of Preferred Stock and Columbia QP III owned 8,356.496 shares of Preferred Stock. At this time, the 20,000 shares of Preferred Stock may be converted into 2,674,351 shares of Class A Stock and the Group Notes may be converted into 2,718,990 shares of Class A Stock. Columbia sold 2,000,000 shares of Class A Stock between May 9, 2003 and May 13, 2003.



Item 3.  Source and Amount of Funds and Other Consideration.
------   --------------------------------------------------

         Item 3 is hereby supplemented by adding the following paragraph immediately after the paragraph entitled "Shares of Class A Stock Purchased by Hopper":

         Columbia acquired Columbia Notes, which are convertible into 1,072,924 shares of Class A Stock at a conversion price of $3.18 per share, pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") dated as of December 21, 2002 by and between the Issuer and certain other parties named therein. Columbia III acquired Columbia III Notes, which are convertible into 304,552 shares of Class A Stock at a conversion price of $3.18 per share, pursuant to the Note Purchase Agreement. Columbia QP III acquired QP III Notes, which are convertible into 354,403 shares of Class A Stock at a conversion price of $3.18 per share, pursuant to the Note Purchase Agreement. Columbia QP acquired QP II Notes, which are convertible into 987,111 shares of Class A Stock at a conversion price of $3.18 per share, pursuant to the Note Purchase Agreement. The Reporting Persons' source of funds for these acquisitions of Convertible Notes were capital contributions from the Reporting Persons' investors.



Item 4.  Purpose of Transaction.
------   ----------------------

         The first paragraph of Item 4 is hereby amended by adding the following at the end of that paragraph:

         The Columbia, Columbia III, Columbia QP III and Columbia QP acquired the Group Notes in order to demonstrate their commitment to the Issuer's long term business plans and objectives.

         The third paragraph of Item 4 is hereby amended and stated in its entirety as follows:

         Certain of the rights of the Reporting Persons with respect to the Issuer are governed by a Second Amended and Restated Shareholders and Noteholders Agreement and the Second Amended and Restated Registration Rights Agreement, both dated as of January 28, 2003 by and among the Issuer, the Reporting Persons and certain other significant shareholders of the Issuer (respectively, the "Shareholders' Agreement" and the "Registration Rights Agreement"). The Reporting Persons have also entered into a standstill agreement (the "Standstill Agreement") pursuant to which they have agreed to not take certain actions in opposition to a proposed charter amendment to increase the Issuer's authorized Class A Stock to 600,000,000 shares. Certain material provisions of the Shareholders' Agreement, Registration Rights Agreement and the Standstill Agreement are described in more detail in Item 6 below.

         Except as described above in this Item 4 and below in Item 6, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The Reporting Persons intend to vote their respective shares of Preferred Stock as each deems appropriate from time to time. In determining from time to time whether to (i) sell their shares of Preferred Stock (and in what amounts) or to retain such shares, or (ii) sell or convert the Group Notes (or sell the shares of Class A Stock issued upon conversion of the Group Notes) (and in what amounts) or to retain or not convert the Group Notes or shares, as applicable, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.



Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

         Item 5 is hereby amended and restated in its entirety as follows:

         The Reporting Persons do not believe they will be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Shareholders' Agreement, because all of the provisions relating to acquiring, holding or disposing of the Issuer's securities have been deleted from the Shareholders Agreement pursuant to the most recent amendment and restatement thereof.

         To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Stock for the 60 days prior to March 31, 2003. Based on information provided to the Reporting Persons by the Issuer, none of the other group members or their executive officers, managers or general partners (as applicable) has effected any transactions in the Class A Stock for the 60 days prior to March 31, 2003.

         The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Shareholders' Agreement
         -----------------------------------------------------------------------

         Item 6 is hereby amended and restated in its entirety as follows:

         The summary descriptions contained in this Item 6 of the amendments and restatements of the Shareholders' Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Shareholders' Agreement, which is filed as Exhibit 12 hereto and herein incorporated by reference, and the Registration Rights Agreement, which is filed as Exhibit 13 hereto and herein incorporated by reference. The summary descriptions contained in this Item 6 of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit 14 hereto and herein incorporated by reference.

         Standstill Agreement

         The Reporting Persons have entered into a standstill agreement (the "Standstill Agreement") with the Issuer whereby such entities have agreed to not take certain actions in opposition to the Charter Amendment. Certain other shareholders of the Issuer have each entered into a similar agreement with the Issuer.

         Shareholders' Agreement

         In connection with the consummation of the transactions contemplated by the Note Purchase Agreement, the Shareholders' Agreement in effect immediately prior thereto was amended and restated. Pursuant to the Shareholders' Agreement, Note holders have certain consent rights with respect to certain actions of the Issuer, XM Radio and their subsidiaries. Note holders, including General Motors, along with the other parties to the Shareholders' Agreement, also have the right to participate in any of the Issuer's future private financings to the extent necessary to maintain their pro rata fully diluted ownership percentage. The provisions of the Shareholders' Agreement regarding designating directors to the Issuer's board and voting obligations with respect thereto were deleted and such matters are addressed in the Director Designation Agreement, to which the Reporting Persons are not a party. Pursuant to the Shareholders' Agreement, certain parties thereto have observation rights with respect to the Board of Directors.

         Registration Rights Agreement

         In addition to the contracts and agreements described above and in Item 4 above, the Columbia Entities have certain registration rights with respect to the Class A Stock, Preferred Stock and Convertible Notes pursuant to a Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003 (the "Registration Rights Agreement"), by and among the Issuer, the AEA XM Entities, the New AEA Investors and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement became entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Preferred Stock investors received their demand right beginning on August 9, 2001. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Preferred Stock investors also have a right to demand registration upon a change of control of the Issuer. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

         In connection with the consummation of the transactions contemplated by the Note Purchase Agreement, the Registration Rights Agreement was amended and restated to grant additional registration rights to the purchasers of the Convertible Notes, certain other equity holders and General Motors. Note holders and General Motors, respectively, have several rights to demand registration of $10.0 million or more of Class A Stock, subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. Note holders also have rights to include their Class A Stock in registered offerings that the Issuer initiates (for itself or on behalf of potential selling shareholders) subject to certain exceptions. The Issuer is also obligated to initiate shelf registration statements involving delayed or continuous offerings upon demand, one of which must be filed shortly after closing the transactions contemplated by the Note Purchase Agreement.

         Other than the Shareholders' Agreement, the Registration Rights Agreement, and the Standstill Agreement, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons or, to the best of their knowledge, any executive officer or director of any such entity, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

      Exhibit No.   Description
      -----------   -----------

          11 Note Purchase Agreement, dated as of December 21, 2002, as amended by Amendment No. 1, dated as of January 16, 2003, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein incorporated herein by reference to Exhibits 10.2 and 10.3, respectively, to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

          12 Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.4 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

          13 Second Amended and Restated Registration Rights Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.5 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

          14 Standstill Agreement dated as of January 28, 2003 by and between the XM Satellite Radio Holdings Inc., Columbia
                    Capital Equity Partners II (QP), L.P., Columbia XM Radio Partners, LLC, Columbia XM Satellite Partners III, LLC and Columbia Capital Equity Partners III (QP), L.P.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

The Reporting Persons

By: Donald A. Doering For himself and as agent for each of the persons indicated pursuant to a joint-filing agreement previously filed with the Securities and Exchange Commission.

Date: May 28, 2003

                                    COLUMBIA

                                    By: Columbia Capital L.L.C., its Manager



                                    By:  /s/ Donald A. Doering
                                         ---------------------------------------
                                         Name:    Donald A. Doering
                                         Title:   Chief Financial Officer

                                  Exhibit Index
                                  -------------

      Exhibit No.   Description
      -----------   -----------

          11 Note Purchase Agreement, dated as of December 21, 2002, as amended by Amendment No. 1, dated as of January 16, 2003, by and among XM Satellite Radio Inc., XM Satellite Radio Holdings Inc. and certain investors named therein incorporated herein by reference to Exhibits 10.2 and 10.3, respectively, to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

          12 Second Amended and Restated Shareholders and Noteholders Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.4 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

          13 Second Amended and Restated Registration Rights Agreement dated as of January 28, 2003 incorporated herein by reference to Exhibit 10.5 to XM Satellite Radio Holdings Inc.'s and XM Satellite Radio Inc.'s Current Report on Form 8-K dated January 29, 2003, as filed with the Securities and Exchange Commission on January 29, 2003.

          14 Standstill Agreement dated as of January 28, 2003 by and between the XM Satellite Radio Holdings Inc., Columbia
                    Capital Equity Partners II (QP), L.P., Columbia XM Radio Partners, LLC, Columbia XM Satellite Partners III, LLC and Columbia Capital Equity Partners III (QP), L.P.